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Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS

		Fiscal Year Ended
(dollars in thousands)	Period from Inception to 2002
		2003		2004		2005
Earnings:
Net Income/(Loss)	$(2,961)	$49,957		$84,709		$45,569
Amortization of capitalized interest	—	51		68		68
(Less) Amount of interest capitalized	—	(1,416)		(654)		(5,054)
Fixed Charges	—	16,932		34,356		95,420

Total earnings available for fixed charges	$(2,961)	$65,524		$118,479		136,003
Fixed Charges:
Interest expense	—	15,515		33,702		90,366
Interest capitalized	—	1,416		654		5,054

Total Fixed Charges	—	16,932		34,356		95,420
Ratio of Earnings to Fixed Charges	—	3.9	x	3.4	x	1.4	x

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STATEMENT REGARDING COMPUTATION OF RATIOS